SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FREESEAS INC.
(Exact name of registrant as specified in its charter)

Marshall Islands	N/A

(State of Incorporation or Organization)	(I.R.S. Employer (Indemnification No.)
89 Akti Miaouli & 4 Mavrokordatou Street,
185 38, Piraeus, Greece
(Address of principal executive offices)(Zip Code)
     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	N/A
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.     ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐
     Securities to be registered pursuant to Section 12(g) of the Act:
Rights to Purchase one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.001 per share

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
     FreeSeas Inc. (the “Company”) has entered into a shareholders rights agreement and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), for each outstanding share of the Company’s common stock, par value $0.001 per share (“Common Stock”). The dividend is payable on January 23, 2009 (the “Record Date”) to our shareholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $18.00, subject to adjustment.
     The following summary of the principal terms of the shareholders rights agreement is a general description only, and is subject to the specific terms and conditions set forth in the Shareholders Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, attached as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.
Rights Evidenced by Common Share Certificates
     The Rights will not be exercisable until the Distribution Date (defined below). We will not send Certificates for the Rights (“Rights Certificates”) to shareholders and the Rights will attach to and trade only together with the Common Stock. Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
Distribution Date
     The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (i) the tenth day following the first date of a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding Common Stock of the Company (an “Acquiring Person”) and (ii) the tenth business day (or such later date as may be determined by the Board of Directors) after the date a person or group announces a tender or exchange offer that would result in the person or group becoming an Acquiring Person. The earlier of these dates is referred to as the “Distribution Date.” An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any entity holding shares of Common Stock for or pursuant to the terms of any such plan, (D) an Exempt Person (as defined in the Rights Agreement), (E) any person or group whose ownership of 15% or more of the shares of Common Stock of the Company then outstanding results from an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or group to 15% or more of the shares of Common Stock of the Company then outstanding (provided that any person or group that does not become an Acquiring Person by as set forth above shall become an Acquiring Person upon acquisition of an additional 1% of the Company’s Common Stock unless upon such acquisition such person or group would beneficially own less than 15% of the Company’s Common Stock outstanding), (F) any person or group who the Company’s Board of Directors determines in good faith would otherwise be an “Acquiring Person,” but has become such inadvertently (including, without limitation, because (1) such person or group was unaware that it beneficially owned a percentage of the shares of Common Stock that would otherwise cause them to be an “Acquiring Person,” or (2) such person or group was aware of the extent of the shares of Common Stock it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement and without any intention of changing or influencing control of the Company, and such person or group divested or divests as promptly as practicable a sufficient number of shares of Common Stock so that such person or group would no longer be an “Acquiring Person,” or (G) any person or group who, as of the date of the Right Agreement, was the beneficial owner of 15% or more of the shares of Common Stock outstanding, provide such person or group does not purchase additional shares of Common Stock.
Issuance of Rights Certificates; Expiration of Rights
     As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) January 23, 2019, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.
Initial Exercise of the Rights
     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth of a share of the Preferred Stock. In the event that the Company does not have sufficient Preferred Stock available for all Rights to be exercised, or the board of directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Preferred Stock for which the Rights would have been exercisable under this provision or as described below.
Right to Buy Company Common Stock
     Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock
     Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.
Redemption
     At any time on or prior to the close of business on the earlier of (i) the first date of the public announcement that an Acquiring Person has obtained 15% or more of the Company’s then outstanding Common Stock or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.
Exchange Provision
     At any time after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Stock, the board of directors of the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person, which shall be void), in whole or in part, at an exchange ratio of one Common Stock per Right.
Adjustments to Prevent Dilution
     The Exercise Price of each Right, the number and kind of shares covered by each Right, and the number of Rights outstanding are subject to certain adjustments from time to time.
Cash Paid Instead of Issuing Fractional Shares
     No fractional Common Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the current market value of the Common Stock on the trading date immediately prior to the date of exercise.
No Shareholders’ Rights Prior to Exercise
     The holder of a Rights Certificate will not be entitled to vote, receive dividends or be deemed for any purpose to be the holder of Common Stock or any other securities which may at any time be issuable upon exercise of the Rights.
Amendment of Rights Agreement
     The terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person).

Certain Anti-Takeover Effects
     The Rights approved by the board of directors are designed to protect and maximize the value of the Company’s securities in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts may include coercive tactics, which deprive the Company’s board of directors and its shareholders of a meaningful chance to determine the Company’s future. The Rights have been declared by the board of directors in order to deter such tactics, as they unfairly pressure shareholders and may deprive them of the full value of their shares.
     The Rights will not prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time prior to the Distribution Date, and therefore, should not interfere with any merger or business combination approved by the board of directors.
ITEM 2. EXHIBITS

Exhibit
No.	Exhibit Description	Where Filed

3.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

3.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

3.3	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1(File No. 333-145203) filed on October 15, 2007 and incorporated herein be reference

4.1	Shareholders Rights Agreement, dated as of January 23, 2009, between FreeSeas Inc. and American Stock Transfer and Trust Company	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on April 15, 2009 and incorporated herein by reference

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 17, 2009	FREESEAS INC.
	By:	/s/ Alexis Varouxakis
Alexis Varouxakis
Secretary